UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

———————

For the quarterly period ended <u>March 31, 2001</u>

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59213, Nassau, Bahamas
(Address of principal executive office)

———————

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F   X   Form 40- F ———————

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ——————— No   X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-———————]

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2001

INDEX

PART I: FINANCIAL INFORMATION <u>PAGE</u>

Item 1. Financial Statements

Independent Accountant's Report 3

Consolidated Statements of Income
    for the three months ended March 31, 2001 and 2000 4

Consolidated Balance Sheets
    March 31, 2001 and December 31, 2000 5

Consolidated Statements of Cash Flows
    for the three months ended March 31, 2001 and 2000 6

Consolidated Statement of Changes in Stockholders' Equity
    for the three months ended March 31, 2001 7

Notes to Consolidated Financial Statements 8

Schedule A to the Consolidated Financial Statements 13

Item 2. Management's Discussion and Analysis of Financial Condition
    and Results of Operations 18

Item 3. Market Rate Risks 23

PART II: OTHER INFORMATION 25

SIGNATURES 26

INDEPENDENT ACCOUNTANT'S REVIEW REPORT ON INTERIM FINANCIAL STATEMENTS

To the Shareholders and Board of Directors of
Teekay Shipping Corporation

We have reviewed the accompanying consolidated balance sheet of Teekay Shipping Corporation and subsidiaries as of March 31, 2001, and the related consolidated statements of income and cash flows for the three month periods ended March 31, 2001 and 2000, and the consolidated statement of changes in stockholders' equity for the three month period ended March 31, 2001. Our review also included Schedule A listed in Index Item 1. These financial statements and schedule are the responsibility of the Company's management.

We were furnished with the report of other accountants on their review of the interim information of Ugland Nordic Shipping ASA, whose total assets as of March 31, 2001 and whose revenues for the period from acquisition constituted 18 percent and 2 percent, respectively, of the consolidated totals.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States, which will be performed for the full year with the objective of expressing an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews and the report of other accountants, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements and schedule referred to above for them to be in conformity with accounting principles generally accepted in the United States.

We have previously audited, in accordance with auditing standards generally accepted in the United States, the consolidated balance sheet of Teekay Shipping Corporation and subsidiaries as of December 31, 2000, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the year then ended, not presented herein, and in our report dated February 16, 2001 (except for note 13 which is as of March 6, 2001), we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet and related schedule as of December 31, 2000, is fairly stated, in all material respects, in relation to the consolidated balance sheet and schedule from which they have been derived.

Nassau, Bahamas,
April 26, 2001

/s/ ERNST & YOUNG
Chartered Accountants

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except per share amounts)

	Three Months Ended March 31,	
	2001	**2000**
	$	**$**
	(unaudited)	
NET VOYAGE REVENUES		
Voyage revenues	307,886	182,262
Voyage expenses	62,730	62,195
Net voyage revenues	245,156	120,067
OPERATING EXPENSES		
Vessel operating expenses	33,879	34,769
Time-charter hire expense	17,183	12,966
Depreciation and amortization	27,521	25,042
General and administrative	10,838	9,522
	89,421	82,299
Income from vessel operations	155,735	37,768
OTHER ITEMS		
Interest expense	(14,786)	(19,989)
Interest income	2,803	3,253
Other income (loss) *(note 10)*	936	(1,092)
	(11,047)	(17,828)
Net income	144,688	19,940
Earnings per common share *(note 8)*		
- Basic	3.69	0.52
- Diluted	3.59	0.52

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at March 31, 2001 $	As at December 31, 2000 $
	(unaudited)	
ASSETS		
Current		
Cash and cash equivalents	296,940	181,300
Marketable securities *(note 3)*	7,270	8,081
Accounts receivable	76,180	80,158
Prepaid expenses and other assets	27,188	25,956
Total current assets	407,578	295,495
Marketable securities *(note 3)*	43,844	33,742
Vessels and equipment		
At cost, less accumulated depreciation of $708,568		
(December 31, 2000 - $680,756) *(note 7)*	1,901,357	1,607,716
Advances on newbuilding contracts *(notes 7 and 9)*	42,851	-
Total vessels and equipment	1,944,208	1,607,716
Investment in joint ventures	46,402	20,474
Other assets	17,482	16,672
Goodwill *(note 4)*	58,818	-
	2,518,332	1,974,099
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current		
Accounts payable	20,924	22,084
Accrued liabilities	48,408	44,081
Current portion of long-term debt *(note 7)*	123,058	72,170
Total current liabilities	192,390	138,335
Long-term debt *(note 7)*	985,636	725,314
Other long-term liabilities *(note 6)*	38,558	7,368
Total liabilities	1,216,584	871,017
Minority interest	66,968	4,570
Stockholders' equity		
Capital stock *(note 8)*	458,605	452,808
Retained earnings	777,618	641,149
Accumulated other comprehensive income (loss)	(1,443)	4,555
Total stockholders' equity	1,234,780	1,098,512
	2,518,332	1,974,099

Commitments and contingencies (*note 9*)

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Three Months Ended March 31,	
	2001	2000
	$	$
	(unaudited)	
Cash and cash equivalents provided by (used for)		
OPERATING ACTIVITIES		
Net income	144,688	19,940
Non-cash items:		
Depreciation and amortization	27,521	25,042
Loss on disposition of vessels and equipment	-	1,009
Gain on disposition of available-for-sale securities	(2,707)	-
Equity income (net of dividends received: March 31, 2001 - $2,500; March 31, 2000 - $500)	(293)	(319)
Future income taxes	671	500
Other – net	3,022	(592)
Change in non-cash working capital items related to operating activities	(8,390)	(5,355)
Net cash flow from operating activities	164,512	40,225
FINANCING ACTIVITIES		
Proceeds from long-term debt	143,500	-
Scheduled repayments of long-term debt	(5,790)	(606)
Prepayments of long-term debt	(92,118)	(10,000)
Proceeds from issuance of Common Stock	5,788	898
Cash dividends paid	(8,408)	(8,178)
Net cash flow from financing activities	42,972	(17,886)
INVESTING ACTIVITIES		
Expenditures for vessels and equipment	(1,394)	(550)
Expenditures for drydocking	(2,240)	(2,500)
Proceeds from disposition of assets	-	9,705
Expenditure for purchase of Ugland Nordic Shipping ASA (net of cash acquired of $26,605)	(97,144)	-
Acquisition costs related to purchase of Bona Shipholding Ltd.	(20)	(1,716)
Proceeds from disposition of available-for-sale securities	8,954	-
Purchases of available-for-sale securities	-	(8,911)
Net cash flow from investing activities	(91,844)	(3,972)
Increase in cash and cash equivalents	115,640	18,367
Cash and cash equivalents, beginning of the period	181,300	220,327
Cash and cash equivalents, end of the period	296,940	238,694

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(in thousands of U.S. dollars)

	Thousands of Common Shares #	Common Stock $	Retained Earnings $	Accumulated Other Comprehensive Income (Loss) $	Comprehensive Income $	Total Stockholders' Equity $
Balance as at December 31, 2000	39,145	452,808	641,149	4,555		1,098,512
Net income			144,688		144,688	144,688
Other comprehensive income:						
Unrealized loss on available-for-sale securities *(note 3)*				(1,503)	(1,503)	(1,503)
Reclassification adjustment for gain on available-for-sale securities included in net income *(note 3)*				(4,946)	(4,946)	(4,946)
Cumulative effect of accounting change *(note 11)*				4,155	4,155	4,155
Unrealized loss on derivative instruments *(note 11)*				(3,314)	(3,314)	(3,314)
Reclassification adjustment for gain on derivative instruments *(note 11)*				(390)	(390)	(390)
Comprehensive income					138,690	
Adjustment for equity income on step acquisition *(note 2)*			198			198
Dividends declared			(8,417)			(8,417)
Reinvested dividends	1	9				9
Exercise of stock options	256	5,788				5,788
Balance as at March 31, 2001 (unaudited)	39,402	458,605	777,618	(1,443)		1,234,780

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
(Information as at March 31, 2001 and for the Three-Month Periods
Ended March 31, 2001 and 2000 is unaudited)

1.   **Basis of Presentation**

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States and the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures required by generally accepted accounting principles for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements be read in conjunction with the Company's audited financial statements for the year ended December 31, 2000. In the opinion of management, these statements reflect all adjustments (consisting only of normal recurring accruals), necessary to present fairly, in all material respects, the Company's consolidated financial position, results of operations, cash flows, and changes in stockholders' equity for the interim periods presented. The results of operations for the three-month period ended March 31, 2001 are not necessarily indicative of those for a full fiscal year.

2.   **Acquisition of Ugland Nordic Shipping ASA**

As of March 31, 2001, the Company had purchased approximately a 64% interest in Ugland Nordic Shipping ASA ("UNS") (nine percent of which was purchased in fiscal 2000), for $143.9 million cash, including estimated transaction expenses of $7.0 million, or at an average price of Norwegian Kroner 134 per share. UNS controls a modern fleet of 18 shuttle tankers (including four newbuildings) that engage in the transportation of oil from offshore production platforms to refineries. Shares of UNS are currently listed on the Oslo Stock Exchange.

The acquisition of UNS has been accounted for using the purchase method of accounting, based upon preliminary estimates of fair value. UNS' operating results are reflected in these financial statements commencing March 6, 2001, the date the Company acquired control. Equity income related to the Company's nine percent interest in UNS up to December 31, 2000 has been credited as an adjustment to retained earnings. The Company's interest in UNS for the period from January 1, 2001 to March 5, 2001 has been included in equity income for the corresponding period. In April 2001, the Company purchased an additional 34% interest in UNS (see Note 12).

The following table shows comparative summarized consolidated pro forma financial information for the three-month periods ended March 31, 2001 and 2000 and gives effect to the acquisition of 100% of the outstanding shares in UNS as if it had taken place January 1, 2000:

	Pro Forma Three Months Ended March 31,	
	2001	2000
	$	$
Net voyage revenues	261,416	135,012
Net income	145,097	15,421
Net income per common share		
- basic	3.70	0.41
- diluted	3.60	0.40

3.   **Marketable Securities**

The Company's investments in marketable securities are classified as available-for-sale securities and are carried at fair value. Net unrealized gains or losses on available-for-sale securities, if material, are reported as a separate component of stockholders' equity.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
(Information as at March 31, 2001 and for the Three-Month Periods
Ended March 31, 2001 and 2000 is unaudited)

4.   Goodwill

Goodwill acquired as a result of the acquisition of UNS (see Note 2) is amortized over 20 years using the straight-line method. Management periodically reviews goodwill for permanent diminution in value. As at March 31, 2001, goodwill is net of accumulated amortization of $0.2 million.

5.   Cash Flows

Cash interest paid during the three-month periods ended March 31, 2001 and 2000 totalled approximately $18.0 and $14.9 million, respectively.

6.   Income Taxes

The legal jurisdictions of the countries in which Teekay and the majority of its subsidiaries are incorporated do not impose income taxes upon shipping-related activities. The Company's Australian ship-owning subsidiaries and Norwegian subsidiary UNS are subject to income taxes (see Note 10). Included in other long-term liabilities are deferred income taxes of $34.0 million at March 31, 2001 and $4.2 million at December 31, 2000. The Company accounts for such taxes using the liability method pursuant to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes".

7.   Long-Term Debt

	March 31, 2001 $	December 31, 2000 $
Revolving Credit Facilities	424,843	415,800
First Preferred Ship Mortgage Notes (8.32%) due through 2008	189,274	189,274
Term Loans due through 2009	494,577	192,410
	1,108,694	797,484
Less current portion	123,058	72,170
	985,636	725,314

The Company has two long-term Revolving Credit Facilities (the "Revolvers") available which, as at March 31 2001, provided for borrowings of up to $555.8 million. Interest payments are based on LIBOR (March 31, 2001: 4.88%; December 31, 2000: 6.40%) plus a margin depending on the financial leverage of the Company; at March 31, 2001 the margins ranged between 0.50% and 0.85% (December 31, 2000: 0.50% and 0.85%). The amount available under the Revolvers reduces semi-annually with final balloon reductions in 2006 and 2008. The Revolvers are collaterized by first priority mortgages granted on 33 of the Company's vessels, together with certain other related collateral, and a guarantee from the Company for all amounts outstanding under the Revolvers.

The 8.32% First Preferred Ship Mortgage Notes due February 1, 2008 (the "8.32% Notes") are collaterized by first preferred mortgages on seven of the Company's Aframax tankers, together with certain other related collateral, and are guaranteed by seven subsidiaries of the Company that own the mortgaged vessels (the "8.32% Notes Guarantor Subsidiaries") to a maximum of 95% of the fair value of their net assets. As at March 31, 2001, the fair value of these net assets approximated $233.9 million. The 8.32% Notes are also subject to a sinking fund, which will retire $45.0 million principal amount of the 8.32% Notes on each February 1, commencing 2004.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
(Information as at March 31, 2001 and for the Three-Month Periods
Ended March 31, 2001 and 2000 is unaudite d)

Condensed financial information regarding the Company, the 8.32% Notes Guarantor Subsidiaries, and non-guarantor subsidiaries of the Company is set out in Schedule A of these consolidated financial statements.

The Company has several term loans outstanding, which, as at March 31, 2001, totalled $494.6 million. Interest payments are based on LIBOR plus a margin. As at March 31, 2001, the margins ranged between 0.50% and 1.50%. The term loans reduce in quarterly or semi-annual payments with varying maturities through 2009. All term loans of the Company are collateralized by first preferred mortgages on the vessels to which the loans relate, together with certain other collateral, and guarantees from the Company. Term loans of UNS are not collateralized by guarantees from the Company.

8.   **Capital Stock**

The authorized capital stock of the Comp any at March 31, 2001 is 25,000,000 shares of Preferred Stock, with a par value of $1 per share, and 725,000,000 shares of Common Stock with a par value of $0.001 per share. As at March 31, 2001, the Company had 39,401,597 shares of Common Stock and no shares of Preferred Stock issued and outstanding.

As at March 31, 2001, the Company had reserved 4,655,497 shares of Common Stock for issuance upon exercise of options granted pursuant to the Company's 1995 Stock Option Plan. As at March 31, 2001, options to purchase a total of 3,401,720 shares of the Company's Common Stock were outstanding, of which 1,196,227 options were then exercisable at prices ranging from $16.875 to $33.50 per share and a weighted average exercise price of $23.74 per share. The remain ing outstanding options have exercise prices ranging from $16.875 to $41.19 per share and a weighted average exercise price of $26.67 per share. All outstanding options expire between July 19, 2005 and March 15, 2011, ten years after the date of each respective grant.

The Company's basic earnings per share is based upon the following weighted average number of common shares outstanding: 39,229,776 shares for the three-month period ended March 31, 2001; and 38,069,614 shares for the three-month period ended March 31, 2000. Diluted earnings per share is based upon the following weighted average number of common shares outstanding adjusted for the effect of dilution: 40,339,978 shares for the three-month period ended March 31, 2001; and 38,255,512 shares for the three-month period ended March 31, 2000.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
(Information as at March 31, 2001 and for the Three-Month Periods
Ended March 31, 2001 and 2000 is unaudited)

9.   **Commitments and Contingencies**

As at March 31, 2001, UNS was committed to the construction of three newbuilding shuttle tankers, having an aggregate cost of $160.8 million. A joint venture company, 50%-owned by UNS, was committed to the construction of one additional newbuilding shuttle tanker, having a cost of approximately $63.4 million. The newbuilding vessels are scheduled for delivery between May 2001 and September 2003. As of March 31, 2001, there have been payments made towards these commitments of $60.8 million (including $18.9 million made by the 50%-owned joint venture) and long-term financing arrangements exist for $122.3 million (including $44.5 million for the 50%-owned joint venture) of the unpaid cost of these vessels. It is the Company's intention to finance the remaining unpaid amount of $41.1 million through either additional debt borrowings or surplus cash balances, or a combination thereof. The remaining payments required to be made under these newbuilding contracts are as follows: $67.0 million in 2001, $43.3 million in 2002 and $53.1 million in 2003. Of the $67.0 million due in 2001, $44.5 million will be paid by the 50%-owned joint venture.

The Company has guaranteed its share of the outstanding mortgage debt in the joint venture companies Soponata-Teekay Limited, P/R Stena Ugland Shuttletankers I DA, and P/R Stena Ugland Shuttletankers II DA, which are 50%-owned by the Company. As of March 31, 2001, the Company has guaranteed $92.8 million of such debt, or 50% of the total $185.6 million in outstanding mortgage debt of the joint venture companies. These joint venture companies together own five vessels (one Aframax, two Suezmax, and two shuttle tankers).

The Company has guaranteed its share of committed, uncalled capital in certain limited partnerships, which own two of the Company's oil/bulk/ore carriers. As at March 31, 2001, the Company has guaranteed $1.7 million of such capital.

10.   **Other Income (Loss)**

	Three Months Ended March 31,	
	2001 $	2000 $
Loss on disposition of vessels and equipment	-	(1,009)
Gain on disposition of available-for-sale securities	2,707	-
Equity income from joint ventures....................................	2,793	819
Future income taxes	(671)	(500)
Miscellaneous...	(3,893)	(402)
	936	(1,092)

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
(Information as at March 31, 2001 and for the Three-Month Periods
Ended March 31, 2001 and 2000 is unaudited)

11.   **Derivatives Instruments and Hedging Activities**

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities", which establishes new standards for recording derivatives in interim and annual financial statements. This statement requires the recording of all derivative instruments as assets or liabilities, measured at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending upon the nature of the hedge, changes in the fair value of the derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative's change in fair value will be immediately recognized into income. SFAS 133, as amended by Statements of Financial Accounting Standards No. 137 and No. 138, is effective for fiscal years beginning after June 15, 2000.

The Company adopted SFAS 133 on January 1, 2001. The Company recognized the fair value of its derivatives as assets of $2.2 million and liabilities of $1.3 million on its consolidated balance sheet as of January 1, 2001. These amounts were recorded as a cumulative effect of an accounting change as an adjustment to stockholders' equity through other comprehensive income. There was no impact on net income. In addition, a deferred gain of $3.2 million on unwound interest rate swap agreements presented as other long-term liabilities at December 31, 2000, was reclassified to accumulated other comprehensive income and will be recognized into earnings over the hedged term of the debt.

The Company only used derivatives for hedging purposes. The following summarizes the Company's risk strategies with respect to market risk from foreign currency fluctuations and changes in interest rates and the effect of these strategies on the Company's financial statements. The Company has a foreign currency cash flow hedging program to protect against the increase in cost of certain forecasted foreign currency cash flows resulting from voyage, vessel operating, drydocking and general and administrative expenditures that have been forecasted to occur over the next three years. The Company hedges portions of its forecasted expenditures denominated in foreign currencies with forward contracts. As at March 31, 2001, the Company was committed to foreign exchange contracts for the forward purchase of approximately Japanese Yen 100.0 million, Singapore Dollars 11.6 million, Norwegian Kroner 137.7 million, Canadian Dollars 46.2 million and Euros 5.4 million for U.S. Dollars, at an average rate of Japanese Yen 119.5 per U.S. Dollar, Singapore Dollar 1.72 per U.S. Dollar, Norwegian Kroner 9.44 per U.S. Dollar, Canadian Dollar 1.54 per U.S. Dollar and Euros 1.09 per U.S. Dollar, respectively.

As at March 31, 2001, the Company was committed to a series of interest rate swap agreements whereby $145.0 million of the Company's floating rate debt was swapped with fixed rate obligations having a weighted average remaining term of 1.3 years, expiring between December 2001 and May 2004. These agreements effectively change the Company's interest rate exposure on $145.0 million of debt from a floating LIBOR rate to an average fixed rate of 6.46%. The Company is exposed to credit loss in the event of non-performance by the counter parties to the interest rate swap agreements; however, the Company does not anticipate non-performance by any of the counter parties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except share data)
(Information as at March 31, 2001 and for the Three-Month Periods
Ended March 31, 2001 and 2000 is unaudited)

11.   **Derivatives Instruments and Hedging Activities (Cont')**

During the three-month period ended March 31, 2001, the Company recognized a net loss of $0.5 million relating to the ineffective portion of its foreign currency forward contracts and $0.1 million relating to the ineffective portion of its interest rate swap agreements. The ineffective portion of the foreign currency forward contracts and interest rate swap agreements are presented as other income (loss) and interest expense, respectively.

As at March 31, 2001, the Company estimates, based on current foreign exchange and interest rates, that it will reclassify $0.1 million of net loss on derivative instruments from accumulated other comprehensive income to earnings during the next twelve months due to actual voyage, vessel operating, drydocking and general and administrative expenditures and the payment of interest expense associated with the floating-rate debt.

12.   **Subsequent Events**

On April 2, 2001, the Company, through its subsidiary UNS, purchased four shuttle tankers for $95.0 million. The purchase was financed with long-term debt borrowings bearing interest at LIBOR plus 1.25% due April 2006.

On April 25, 2001, a joint venture, which the Company owns a 50% interest, entered into an agreement to sell its three vessels. The vessels are scheduled for delivery between July 15, 2001 and August 30, 2001.

On April 26, 2001, the Company purchased an additional 34% interest in UNS for $75.2 million cash, or at a price of Norwegian Kroner 140 per share, to bring the Company's total ownership in UNS to approximately 98%. The Company intends to commence a compulsory acquisition of the remaining shares held by minority shareholders, with a view to applying for a delisting of the UNS shares from the Oslo Stock Exchange soon thereafter.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONDENSED STATEMENTS OF INCOME AND RETAINED EARNINGS
(in thousands of U.S. dollars)
(unaudited)

	Three Months Ended March 31, 2001				
	Teekay Shipping Corp. $	8.32% Notes Guarantor Subsidiaries $	Non-Guarantor Subsidiaries $	Eliminations $	Teekay Shipping Corp. & Subsidiaries $
Net voyage revenues	-	8,781	276,534	(40,159)	245,156
Operating expenses	2,793	8,740	118,047	(40,159)	89,421
(Loss) income from vessel operations	(2,793)	41	158,487	0	155,735
Net interest expense	(2,746)	-	(9,237)	-	(11,983)
Equity in net income of subsidiaries	147,858	-	-	(147,858)	-
Other income	2,369	-	(1,433)	-	936
Net income	144,688	41	147,817	(147,858)	144,688
Retained earnings (deficit), beginning of the period	641,149	(18,969)	671,069	(652,100)	641,149
Adjustment for equity income on step acquisition	198	-	-	-	198
Dividends declared	(8,417)	-	-	-	(8,417)
Retained earnings (deficit), end of the period	777,618	(18,928)	818,886	(799,958)	777,618

	Three Months Ended March 31, 2000				
	Teekay Shipping Corp. $	8.32% Notes Guarantor Subsidiaries $	Non-Guarantor Subsidiaries $	Eliminations $	Teekay Shipping Corp. & Subsidiaries $
Net voyage revenues	-	9,257	147,888	(37,078)	120,067
Operating expenses	142	7,952	104,722	(30,517)	82,299
(Loss) income from vessel operations	(142)	1,305	43,166	(6,561)	37,768
Net interest (expense) income	(4,761)	46	(12,021)	-	(16,736)
Equity in net income of subsidiaries	24,843	-	-	(24,843)	-
Other loss	-	-	(1,092)	-	(1,092)
Net income	19,940	1,351	30,053	(31,404)	19,940
Retained earnings (deficit), beginning of the period	404,130	(28,950)	369,370	(340,420)	404,130
Dividends declared	(8,184)	-	-	-	(8,184)
Retained earnings (deficit), end of the period	415,886	(27,599)	399,423	(371,824)	415,886

(See Note 7)

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONDENSED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands of U.S. dollars)
(unaudited)

	Three Months Ended March 31, 2001				
	Teekay Shipping Corp. $	8.32% Notes Guarantor Subsidiaries $	Non-Guarantor Subsidiaries $	Eliminations $	Teekay Shipping Corp. & Subsidiaries $
Net income	144,688	41	147,817	(147,858)	144,688
Other comprehensive income					
Unrealized loss on available-for-sale securities	-	-	(1,503)	-	(1,503)
Reclassification adjustment for gain on available-for-sale securities included in net income	-	-	(4,946)	-	(4,946)
Cumulative effect of accounting change	-	-	4,155	-	4,155
Unrealized loss on derivative instruments	-	-	(3,314)	-	(3,314)
Reclassification adjustment for gain on derivative instruments	-	-	(390)	-	(390)
Comprehensive income	144,688	41	141,819	(147,858)	138,690

	Three Months Ended March 31, 2000				
	Teekay Shipping Corp. $	8.32% Notes Guarantor Subsidiaries $	Non-Guarantor Subsidiaries $	Eliminations $	Teekay Shipping Corp. & Subsidiaries $
Net income	19,940	1,351	30,053	(31,404)	19,940
Other comprehensive income	-	-	-	-	-
Comprehensive income	19,940	1,351	30,053	(31,404)	19,940

(See Note 7)

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONDENSED BALANCE SHEETS
(in thousands of U.S. dollars)
(unaudited)

	As at March 31, 2001				
	Teekay Shipping Corp. $	8.32% Notes Guarantor Subsidiaries $	Non-Guarantor Subsidiaries $	Eliminations $	Teekay Shipping Corp. & Subsidiaries $
ASSETS					
Cash and cash equivalents	188	-	296,752	-	296,940
Other current assets	1,146	736	204,756	(96,000)	110,638
Total current assets	1,334	736	501,508	(96,000)	407,578
Vessels and equipment (net)	-	276,076	1,668,132	-	1,944,208
Advances due from subsidiaries	77,002	-	-	(77,002)	-
Other assets (principally marketable securities and investments in subsidiaries)	1,352,411	10	61,326	(1,352,421)	61,326
Investment in joint venture	-	-	46,402	-	46,402
Goodwill	-	-	58,818	-	58,818
	1,430,747	276,822	2,336,186	(1,525,423)	2,518,332
LIABILITIES & STOCKHOLDERS' EQUITY					
Current liabilities	5,250	1,506	281,634	(96,000)	192,390
Long-term debt	189,274	-	834,920	-	1,024,194
Due to (from) affiliates	-	(75,086)	192,512	(117,427)	-
Total liabilities	194,524	(73,580)	1,309,066	(213,427)	1,216,584
Minority Interest	-	-	66,968	-	66,968
Stockholders' Equity					
Capital stock	458,605	23	5,943	(5,966)	458,605
Contributed capital	-	369,307	136,766	(506,073)	-
Retained earnings (deficit)	777,618	(18,928)	818,886	(799,957)	777,618
Accumulated other comprehensive loss	-	-	(1,443)	-	(1,443)
Total stockholders' equity	1,236,223	350,402	960,152	(1,311,996)	1,234,780
	1,430,747	276,822	2,336,186	(1,525,423)	2,518,332

	As at December 31, 2000				
	Teekay Shipping Corp. $	8.32% Notes Guarantor Subsidiaries $	Non-Guarantor Subsidiaries $	Eliminations $	Teekay Shipping Corp. & Subsidiaries $
ASSETS					
Cash and cash equivalents	294	-	181,006	-	181,300
Other current assets	45	725	209,425	(96,000)	114,195
Total current assets	339	725	390,431	(96,000)	295,495
Vessels and equipment (net)	-	281,377	1,326,339	-	1,607,716
Advances due from subsidiaries	58,068	-	-	(58,068)	-
Other assets (principally marketable securities and investments in subsidiaries)	1,229,756	-	50,414	(1,229,756)	50,414
Investment in joint venture	-	-	20,474	-	20,474
	1,288,163	282,102	1,787,658	(1,383,824)	1,974,099
LIABILITIES & STOCKHOLDERS' EQUITY					
Current liabilities	4,932	1,371	228,032	(96,000)	138,335
Long-term debt	189,274	-	543,408	-	732,682
Due to (from) affiliates	-	(69,630)	193,315	(123,685)	-
Total liabilities	194,206	(68,259)	964,755	(219,685)	871,017
Minority Interest	-	-	4,570	-	4,570
Stockholders' Equity					
Capital stock	452,808	23	5,943	(5,966)	452,808
Contributed capital	-	369,307	136,766	(506,073)	-
Retained earnings (deficit)	641,149	(18,969)	671,069	(652,100)	641,149
Accumulated other comprehensive income	-	-	4,555	-	4,555
Total stockholders' equity	1,093,957	350,361	818,333	(1,164,139)	1,098,512
	1,288,163	282,102	1,787,658	(1,383,824)	1,974,099

(See Note 7)

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES

CONDENSED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)
(unaudited)

	Three Months Ended March 31, 2001				
	Teekay Shipping Corp. $	8.32% Notes Guarantor Subsidiaries $	Non-Guarantor Subsidiaries $	Eliminations $	Teekay Shipping Corp. & Subsidiaries $
Cash and cash equivalents provided by (used for)					
OPERATING ACTIVITIES					
Net cash flow from operating activities	21,250	6,139	137,123	-	164,512
FINANCING ACTIVITIES					
Proceeds from long-term debt	-	-	143,500	-	143,500
Scheduled repayments of long-term debt	-	-	(5,790)	-	(5,790)
Prepayments of long-term debt	-	-	(92,118)	-	(92,118)
Other	(21,555)	(6,016)	24,951	-	(2,620)
Net cash flow from financing activities	(21,555)	(6,016)	70,543	-	42,972
INVESTING ACTIVITIES					
Expenditures for vessels and equipment	-	(114)	(3,520)	-	(3,634)
Expenditure for the purchase of Ugland Nordic Shipping ASA	199	-	(97,343)	-	(97,144)
Other	-	(9)	8,943	-	8,934
Net cash flow from investing activities	199	(123)	(91,920)	-	(91,844)
Increase (decrease) in cash and cash equivalents	(106)	-	115,746	-	115,640
Cash and cash equivalents, beginning of the period	294	-	181,006	-	181,300
Cash and cash equivalents, end of the period	188	-	296,752	-	296,940

	Three Months Ended March 31, 2000				
	Teekay Shipping Corp. $	8.32% Notes Guarantor Subsidiaries $	Non-Guarantor Subsidiaries $	Eliminations $	Teekay Shipping Corp. & Subsidiaries $
Cash and cash equivalents provided by (used for)					
OPERATING ACTIVITIES					
Net cash flow from operating activities	(9,679)	5,101	44,803	-	40,225
FINANCING ACTIVITIES					
Scheduled repayments of long-term debt	-	-	(606)	-	(606)
Prepayments of long-term debt	-	-	(10,000)	-	(10,000)
Other	9,626	2	(16,908)	-	(7,280)
Net cash flow from financing activities	9,626	2	(27,514)	-	(17,886)
INVESTING ACTIVITIES					
Expenditures for vessels and equipment	-	(113)	(2,937)	-	(3,050)
Proceeds from disposition of assets	-	-	9,705	-	9,705
Acquisition costs related to purchase of Bona ShipholdingLtd.	-	-	(1,716)	-	(1,716)
Other	-	-	(8,911)	-	(8,911)
Net cash flow from investing activities	-	(113)	(3,859)	-	(3,972)
Increase (decrease) in cash and cash equivalents	(53)	4,990	13,430	-	18,367
Cash and cash equivalents, beginning of the period	210	39,652	180,465	-	220,327
Cash and cash equivalents, end of the period	157	44,642	193,895	-	238,694

(See Note 7)

**ITEM 2 -   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                     RESULTS OF OPERATIONS**

RESULTS OF OPERATIONS

General

The Company is a leading provider of international crude oil and petroleum product transportation services to major oil companies, major oil traders and government agencies worldwide. The Company's fleet consists of 94 vessels (including four newbuildings, six vessels time-chartered-in, five vessels owned by joint ventures), for a total cargo-carrying capacity of approximately 9.4 million tonnes.

During the three-month period ended March 31, 2001, approximately 62% of the Company's net voyage revenues were derived from spot voyages. The balance of the Company's revenue is generated by two other modes of employment: time-charters, whereby vessels are chartered to customers for a fixed period; and contracts of affreightment ("COAs"), whereby the Company carries an agreed quantity of cargo for a customer over a specified trade route within a given period of time. In the three-month period ended March 31, 2001, approximately 26% of net voyage revenues were generated by time-charters and COAs priced on a spot market basis. In aggregate, approximately 88% of the Company's net voyage revenues during the three months ended March 31, 2001 were derived from spot voyages or time-charters and COAs priced on a spot market basis, with the remaining 12% being derived from fixed-rate time-charters and COAs. This dependence on the spot market, which is within industry norms, contributes to the volatility of the Company's revenues, cash flow from operations, and net income.

Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker markets have historically exhibited seasonal variations in charter rates. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the Northern Hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

Acquisition of Ugland Nordic Shipping ASA

As of March 31, 2001, the Company had purchased approximately a 64% interest in Ugland Nordic Shipping ASA ("UNS") (nine percent of which was purchased in 2000) for $143.9 million cash (including estimated transaction expenses of $7.0 million), or at an average price of Norwegian Kroner 134 per share. On April 26, 2001, the Company purchased an additional 34% interest in UNS for $75.2 million cash, or at a price of Norwegian Kroner 140 per share, to bring the Company's total ownership in UNS to approximately 98%. Shares of UNS are currently listed on the Oslo Stock Exchange. The Company intends to commence compulsory acquisition of the remaining shares held by minority shareholders, with a view to applying for a delisting of the UNS shares from the Oslo Stock Exchange soon thereafter.

UNS is the world's largest owner of shuttle tankers, controlling a modern fleet of 18 vessels (including four newbuildings) (the "UNS Fleet") that engage in the transportation of oil from offshore production platforms to refineries. The UNS Fleet has an average age of approximately 9.2 years, excluding the four newbuildings, and operates primarily in the North Sea under fixed-rate long-term contracts. In addition, as of May 1, 2001, UNS owned approximately 16.4% of the publicly traded company Nordic American Tankers Shipping Ltd. (AMEX: NAT), the owner of three Suezmax tankers on a long-term contract to BP Shipping.

For the year ended December 31, 2000, UNS earned net voyage revenues of $69.1 million, resulting in income from vessel operations of $23.8 million and net income of $14.7 million. Such amounts reflect the conversion from Norwegian GAAP to United States GAAP. The operating results of UNS have been reflected in the Company's financial statements on a 100% basis commencing March 6, 2001, the effective date that the Company acquired a majority interest in UNS. Minority interest expense, which is included as part of other income (loss), has been recorded to reflect the minority shareholders' share of UNS' net income for the period from March 6-31, 2001.

Since the majority of UNS' revenues are derived from fixed-rate long-term contracts, the percentage of the Company's fleet that will be dependent on the spot tanker market is expected to decline. Giving effect to the acquisition of UNS as if it had occurred on January 1, 2001, the Company would have derived 18% of its proforma net voyage revenues from fixed-rate time-charters and COAs during the three months ended March 31, 2001, compared to 12% when excluding UNS.

Results of Operations

Bulk shipping industry freight rates are commonly measured at the net voyage revenue level in terms of "time-charter equivalent" (or "TCE") rates, defined as voyage revenues less voyage expenses (excluding commissions), divided by voyage ship-days for the round-trip voyage. Voyage revenues and voyage expenses are a function of the type of charter, either spot charter or time charter, and port, canal and fuel costs depending on the trade route upon which a vessel is sailing, in addition to being a function of the level of shipping freight rates. For this reason, shipowners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. Therefore, the discussion of revenue below focuses on net voyage revenues and TCE rates.

TCE rates are dependent on oil production levels, oil consumption growth, the number of vessels scrapped, the number of newbuildings delivered and charterers' preference for modern tankers. As a result of the Company's dependence on the tanker spot market, any fluctuations in Aframax TCE rates will impact the Company's revenues and earnings.

Quarter Ended March 31, 2001 versus Quarter Ended March 31, 2000

Average Aframax TCE rates increased significantly in the first quarter of 2001, compared to the first quarter of 2000, due to increased demand for modern tankers, arising from increased oil production and discrimination against older tankers by charterers.

During the quarter ended March 31, 2001, OPEC cut back oil production in anticipation of the seasonal reduction in crude oil demand, which typically occurs during the second quarter. This caused Aframax TCE rates to decline at the end of the quarter from the high levels experienced during the most recent winter.

The Company's average fleet size was 1.8% lower in the quarter ended March 31, 2001, compared to the same quarter one year ago, due to the sale of two older tankers in March 2000, partially offset by the acquisition of UNS in March 2001.

Income from Vessel Operations

Net voyage revenues increased 104.2% to $245.2 million in the quarter ended March 31, 2001, compared to $120.1 million for the same quarter last year. This is primarily the result of a 112.2% increase in the Company's average TCE rate to $39,754 in the quarter ended March 31, 2001, from $18,734 in the same quarter last year. Voyage expenses, consisting of bunker fuel expense, port fees, canal tolls and brokerage commissions, remained essentially unchanged in the quarter ended March 31, 2001 compared to the same quarter last year.

Vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores and lubes, and communication expenses, decreased 2.6% to $33.9 million in the quarter ended March 31, 2001, from $34.8 million in the same quarter last year, mainly as the result of the reduction in average fleet size.

Time-charter hire expense increased to $17.2 million in the quarter ended March 31, 2001, from $13.0 million in the same quarter last year, primarily due to an increase in the average TCE rates earned in the oil/bulk/ore ("O/B/O") pool, which is managed by the Company. The minority participants' share of the O/B/O pool's net voyage revenues, which is reflected as a time-charter hire expense, was $9.4 million for the quarter ended March 31, 2001, compared to $5.5 million for the quarter ended March 31, 2000. The average number of vessels time-chartered-in by the Company, excluding the O/B/Os, was five in the quarter ended March 31, 2001, unchanged from the same quarter last year.

Depreciation and amortization expense increased 9.9% to $27.5 million in the quarter ended March 31, 2001 from $25.0 million in the same quarter last year, mainly due to the acquisition of UNS and an increase in drydock amortization expense. Depreciation and amortization expense included amortization of drydocking costs of $3.0 million in the quarter ended March 31, 2001, compared to $2.2 million in the same quarter last year.

General and administrative expenses increased 13.8% to $10.8 million in the quarter ended March 31, 2001, from $9.5 million in the same quarter last year, primarily as a result of the payment of senior management bonuses in the first quarter of 2001 and the acquisition of UNS.

Other Items

Interest expense decreased 26.0% to $14.8 million in the quarter ended March 31, 2001 from $20.0 million in the same quarter last year, reflecting lower interest rates and a lower average debt balance due to principal prepayments.

Interest income decreased 13.8 % to $2.8 million in the quarter ended March 31, 2001, compared to $3.3 million in the same quarter last year, mainly as a result of lower interest rates.

Other income of $0.9 million in the quarter ended March 31, 2001 was comprised of a gain on the disposition of marketable securities and equity income from joint ventures, offset by minority interest, foreign exchange loss and income taxes, compared to a loss of $1.1 million in the quarter ended March 31, 2000, which was primarily the result of a loss on the disposition of vessels and equipment.

The Company's net income was $144.7 million in the quarter ended March 31, 2001 compared to net income of $19.9 million in the quarter ended March 31, 2000, due mainly to the improvement in Aframax TCE rates.

The following table illustrates the relationship between fleet size (measured in ship-days), TCE performance, and operating results per calendar ship-day. To facilitate comparison to the prior period's results, the figures in the table below include or exclude the results from the Company's four Australian crewed vessels, eight O/B/Os acquired as part of the Bona acquisition and the vessels acquired as part of the UNS acquisition as indicated:

| | | Three Months Ended March 31 | | |
		2001		2000
International Fleet (excluding ex-Bona O/B/Os, UNS Fleet and Australian crewed vessels):				
Average number of ships		58		61
Total calendar ship-days		5,251		5,531
Revenue-generating ship-days (A)		4,923		5,253
Net voyage revenue before commissions(B) (000's)	$	215,234	$	99,891
TCE (B/A)	$	43,720	$	19,016
Operating results per calendar ship-day:				
Net voyage revenue	$	39,848	$	17,516
Vessel operating expense		5,307		5,217
General and administrative expense		1,648		1,438
Drydocking expense		542		420
Operating cash flow per calendar ship-day	$	32,351	$	10,441
Australian Vessels*:*				
Operating cash flow per calendar ship-day	$	14,260	$	14,304
Total Fleet (including ex-Bona O/B/Os, UNS Fleet and Australian crewed vessels):				
Operating cash flow per calendar ship-day	$	28,300	$	9,851

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2001, the Company's total liquidity, which includes cash, short-term marketable securities and undrawn borrowings, was $435.2 million, up from $339.4 million as at December 31, 2000, mainly as a result of the cash flow from operating activities earned during the current quarter, partially offset by the $97.1 million in cash used to purchase the UNS shares (net of $26.6 million in cash assumed from UNS).

Net cash flow from operating activities increased to $164.5 million in the quarter ended March 31, 2001, from $40.2 million in the same quarter last year, mainly reflecting the increase in TCE rates.

Scheduled debt repayments were $5.8 million during the quarter ended March 31, 2001, compared to $0.6 million during the same quarter last year. Debt prepayments during the quarter ended March 31, 2001 totalled $92.1 million, which was used to reduce the Company's two long-term Revolving Credit Facilities (the "Revolvers"). Debt prepayments during the quarter ended March 31, 2000 totalled $10.0 million.

As at March 31, 2001, the Company's total debt was $1,108.7 million, compared to $797.5 million as at December 31, 2000. The Company's Revolvers provided for borrowings of up to $555.8 million as at March 31, 2001, of which $424.8 million was drawn at that date. The amount available under the Revolvers reduces semi-annually with final balloon reductions in 2006 and 2008. The 8.32% First Preferred Ship Mortgage Notes are due February 1, 2008 and are subject to a sinking fund which will retire $45.0 million principal amount of the 8.32% Notes in February 1 of each year, commencing 2004. The Company's outstanding term loans reduce in quarterly or semi-annual payments with varying maturities through 2009. As of March 31, 2001, the Company's term loans outstanding totaled $494.6 million. The aggregate annual long-term debt principal repayments required to be made subsequent to March 31, 2001 are $122.4 million in 2001, $90.7 million in 2002, $158.4 million in 2003, $146.1 million in 2004, $146.0 million in 2005 and $445.1 million thereafter to 2009.

Among other matters, the long-term debt agreements generally provide for such items as maintenance of certain vessel market value to loan ratios and minimum consolidated financial covenants, prepayment privileges (in some cases with penalties), and restrictions against the incurrence of new investments by the individual subsidiaries without prior lender consent. The amount of Restricted Payments, as defined, that the Company can make, including dividends and purchases of its own capital stock, was limited as of March 31, 2001, to $380.4 million. Certain of the loan agreements require a minimum level of free cash be maintained. As at March 31, 2001, this amount was $26.0 million.

Funding and treasury activities are conducted within corporate policies to minimize borrowing costs and maximize investment returns while maintaining the safety of the funds and appropriate liquidity for Company purposes. The Company is exposed to market risk from foreign currency fluctuations and changes in interest rates. The Company uses forward foreign currency contracts and interest rate swaps to manage these risks, but does not use financial instruments for trading or speculative purposes.

The Company manages the impact of interest rate changes on earnings and cash flows through its interest rate structure. For the Revolvers, the interest rate structure, is based on LIBOR plus a margin depending on the financial leverage of the Company. Interest payments on the term loans are based on LIBOR plus a margin. As at March 31, 2001, through interest rate swap agreements the Company effectively had changed its interest rate exposure on $145.0 million of debt from a floating LIBOR rate to an average fixed rate of 6.46%. The interest rate swap agreements expire between December 2001 and May 2004.

Cash and cash equivalents are held primarily in U.S. dollars with some balances held in Japanese Yen, Singapore Dollars, Canadian Dollars, Australian Dollars, British Pound and Norwegian Kroner. As at March 31, 2001, the Company had $57.1 million in forward foreign currency contracts, which expire between April 2001 and December 2003. See Item 3 – Quantitative and Qualitative Disclosures About Market Risk.

Dividends declared during the quarter ended March 31, 2001 were $8.4 million, or 21.5 cents per share.

During the quarter ended March 31, 2001, the Company incurred capital expenditures for vessels and equipment of $1.4 million. Cash expenditures for drydocking were $2.2 million in the quarter ended March 31, 2001 compared to $2.5 million over the same period last year.

As at March 31, 2001, UNS was committed to the construction of three newbuilding shuttle tankers, having an aggregate cost of $160.8 million. A joint venture company, 50% owned by UNS, was committed to the construction of one additional newbuilding shuttle tanker, having an aggregate cost of approximately $63.4 million. The newbuilding vessels are scheduled for delivery between May 2001 and September 2003. As of March 31, 2001, there have been payments made towards these commitments of $60.8 million (including $18.9 million made by the 50%-owned joint venture) and long-term financing arrangements exist for $122.3 million (including $44.5 million for the 50%-owned joint venture) of the unpaid cost of these vessels. It is the Company's intention to finance the remaining unpaid amount of $41.1 million through either additional debt borrowings or surplus cash balances, or a combination thereof. The remaining payments required to be made under these newbuilding contracts are as follows: $67.0 million in 2001, $43.3 million in 2002 and $53.1 million in 2003. Of the $67.0 million due in 2001, $44.5 million will be paid by the 50% -owned joint venture.

The Company has guaranteed its share of the outstanding mortgage debt in three joint venture companies that are 50% owned by the Company. As of March 31, 2001, the Company has guaranteed $92.8 million of such debt, or 50% of the total $185.6 million in outstanding mortgage debt of the joint venture companies.

On April 2, 2001, the Company, through its subsidiary UNS, purchased four shuttle tankers for $95.0 million. The purchase was financed with long-term debt borrowings. On April 25, 2001, a joint venture in which the Company owns a 50% interest, entered into an agreement to sell its three vessels.

As part of its growth strategy, the Company will continue to consider strategic opportunities, including the acquisition of additional vessels and expansion into new markets. The Company may choose to pursue such opportunities through internal growth, joint ventures, or business acquisitions. The Company intends to finance any future acquisitions through various sources of capital, including internally generated cash flow, existing credit lines, additional debt borrowings, and the issuance of additional shares of capital stock.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarterly period ended March 31, 2001 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's operations, performance and financial condition, including, in particular, statements regarding: Aframax TCE rates and the market outlook in the near-term; tanker supply and demand; supply and demand for oil; future capital expenditures; the Company's growth strategy and measures to implement such strategy; the Company's competitive strengths; the Company's acquisition of UNS and its impact on the Company's operations; the Company's ability to continue to successfully operate UNS; and the future success of the Company. Words such as "expects," "intends," "plans," "believes," "anticipates," "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to: changes in production of or demand for oil and petroleum products, either generally or in particular regions; changes in the offshore production of oil; the cyclical nature of the tanker industry and its dependence on oil markets; the supply of tankers available to meet the demand for transportation of petroleum products; charterers' preference for modern tankers; greater than anticipated levels of tanker newbuilding orders or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; changes in typical seasonal variations in tanker charter rates; the Company's dependence on spot oil voyages; competitive factors in the markets in which the Company operates; environmental and other regulation, including without limitation, the imposition of freight taxes and income taxes; the Company's potential inability to achieve and manage growth; risks associated with operations outside the United States; the potential inability of the Company to generate internal cash flow and obtain additional debt or equity financing to fund capital expenditures; the potential inability of the Company to renew long-term contracts; and other factors detailed from time to time in the Company's periodic reports filed with the U.S. Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

ITEM 3 - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk from foreign currency fluctuations and changes in interest rates . The Company uses forward currency contracts and interest rate swaps to manage these risks, but does not use financial instruments for trading or speculative purposes.

Foreign Exchange Rate Risk

The international tanker industry's functional currency is the U.S. dollar. Virtually all of the Company's revenues and most of its operating costs are in U.S. dollars. The Company incurs certain operating expenses, drydocking, and overhead costs in foreign currencies, the most significant of which are Japanese Yen, Singapore Dollars, Canadian Dollars, Australian Dollars, British Pound and Norwegian Kroner. During the three months ended March 31, 2001, approximately 28% of vessel and voyage costs, overhead and drydock expenditures were denominated in these currencies. However, the Company has the ability to shift its purchase of goods and services from one country to another and, thus, from one currency to another, on relatively short notice.

The Company enters into forward contracts as a hedge against changes in certain foreign exchange rates. As at March 31, 2001, the Company had $57.1 million in foreign exchange forward contracts that mature as follows: $28.3 million in 2001, $27.0 million in 2002, and $1.8 million in 2003. Changes in the fair value of the forward contracts are either offset against the fair value of assets or liabilities through income, or recognized in other comprehensive income until the hedged item is recognized in income.   The ineffective portion of a forward contract's change in fair value will be immediately recognized into income.

Interest Rate Risk

The Company invests its cash and short-term marketable securities in financial instruments with maturities of less than six months within the parameters of its investment policy and guidelines.

The Company uses interest rate swaps to manage the impact of interest rate changes on earnings and cash flows. Changes in the fair value of the interest rate swaps are either offset against the fair value of assets or liabilities through income, or recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of an interest rate swap's change in fair value will be immediately recognized into income. Premiums and receipts, if any, are recognized as adjustments to interest expense over the lives of the individual contracts.

As at March 31, 2001, the Company was committed to a series of interest rate swap agreements whereby $145.0 million of the Company's floating rate debt was swapped with fixed rate obligations having a weighted average remaining term of 1.3 years, expiring between December 2001 and May 2004. These arrangements effectively change the Company's interest rate exposure on $145.0 million of debt from a floating LIBOR rate to an average fixed rate of 6.46%.

(in USD 000's)	Contract Amount	Carrying Amount Asset	Carrying Amount Liability	Fair Value
March 31, 2001				
FX Forward Contracts	$ 57,148	$ -	$ 1,070	$ (1,070)
Interest Rate Swap Agreements	145,000	-	3,444	(3,444)
Debt	1,108,694	-	1,108,694	(1,114,372)
December 31, 2000				
FX Forward Contracts	$ 62,125	$ -	$ -	$ 2,252
Interest Rate Swap Agreements	100,000	-	-	(1,297)
Debt	797,484	-	797,484	(789,913)

Inflation

Although inflation has had a moderate impact on operating, drydocking and corporate overhead expenses, management does not consider inflation to be a significant risk to direct costs in the current and foreseeable economic environment. However, in the event that inflation becomes a significant factor in the world economy, inflationary pressures could result in increased operating and financing costs.

TEEKAY SHIPPING CORPORATION AND SUBSIDIARIES
MARCH 31, 2001
PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

None

Item 2 – Changes in Securities

None

Item 3 – Defaults Upon Senior Securities

None

Item 4 – Submission of Matters to a Vote of Security Holders

None

Item 5 – Other Information

None

Item 6 – Exhibits and Reports on Form 6-K

a. Exhibits
   - 4.26 Reimbursement Agreement, dated February 16, 2001, between Karratha Spirit Pty Ltd and Nedship Bank (America) N.V.
   - 4.27 Agreement, dated February 16, 2001, for a U.S. $34,000,000 Term Loan Facility to be made available to Karratha Spirit Pty Ltd by Rabo Australia Limited.

b. Reports on Form 6-K
   - (i) On March 16, 2001, the Company filed a copy of its press release on Form 6-K with respect to the acquisition, through a wholly-owned subsidiary, of 56% of the issued and outstanding shares of Ugland Nordic Shipping ASA.
   - (ii) On April 16, 2001, the Company filed a report on Form 6-K with respect to its Proxy Statement.
   - (iii) On May 9, 2001, the Company filed a copy of its press release on Form 6-K with respect to the acquisition, through a wholly-owned subsidiary, of an additional 42% of the issued and outstanding shares of Ugland Nordic Shipping ASA.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT OF THE COMPANY ON FORM F-3 FILED WITH THE COMMISSION ON OCTOBER 4, 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY SHIPPING CORPORATION

Date: May 24, 2001   By: /s/ Peter S. Antturi
                                   Peter S. Antturi
                                   Vice President and Chief Financial Officer